

82-34714

NEWS RELEASE

SUPPL



Imperial Metals

Imperial Metals Corporation
580 Hornby Street, Suite 200
Vancouver, B.C.
Canada V6C 3B6
Tel: 604.669.8959
Fax: 604.687.4030
www.imperialmetals.com

Imperial to Make Offer for bcMetals

Vancouver (September 8, 2006) – **Imperial Metals Corporation (III-TSX)**, or a wholly owned subsidiary ("Imperial"), announces its intention to make an all cash offer ("Offer") to acquire all of the outstanding shares of bcMetals Corporation ("bcMetals").

Shareholders of bcMetals will be offered $0.95 cash for each bcMetals common share which represents a premium of 46 per cent over the average closing price for the last 20 trading days to September 7, 2006.

Imperial will mail takeover bid documents to bcMetals shareholders as soon as possible following receipt of the bcMetals shareholders list. The Offer is expected to remain open for 35 days following the date of mailing. The Offer will be subject to certain conditions of completion, including receipt of all necessary regulatory clearances, absence of material adverse changes, and acceptance of the Offer by bcMetals shareholders owning not less than 90 per cent of bcMetals common shares on a fully diluted basis.

Once the 90-per-cent acceptance level is met, Imperial intends and expects, but is not required, to take steps to acquire all remaining outstanding bcMetals common shares. Imperial currently owns approximately 1.15 million common shares (3.1%) of bcMetals.

This news release does not constitute an Offer to buy or an invitation to sell, or the solicitation of an Offer to buy or invitation to sell, any of the securities of Imperial or bcMetals. Such an Offer may only be made pursuant to an Offer and takeover bid circular filed with the securities regulatory authorities in Canada. Imperial plans to file an Offer and takeover bid circular with Canadian provincial securities regulators.

Investors and security holders are urged to read the Offer and takeover bid circular regarding the proposed transaction referred to in the foregoing information when these documents become available, because they will contain important information. Investors may obtain a free copy of the Offer and takeover bid circular when they become available and other documents filed by Imperial with the Canadian provincial securities regulators on SEDAR.

The Offer and takeover bid circular and these other documents may also be obtained for free, once they have been mailed, on Imperial's website or by directing a request to Imperial.

We seek Safe Harbour.

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Contact Information: Brian Kynoch, President 604.669.8959; Andre Deepwell, Chief Financial Officer 604.488.2666; website: www.imperialmetals.com // email: info@imperialmetals.com

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